Exhibit 21.1

List of subsidiaries of Rani Therapeutics Holdings, Inc.

Name of Subsidiary	Jurisdiction of Organization

Rani Therapeutics, LLC	California, United States of America

Rani Management Services, Inc.	Delaware, United States of America